Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

March 3, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	PepsiCo, Inc.
Withdrawal of Registration Statement on Form S-3

Ladies and Gentleman:

On behalf of our client, PepsiCo, Inc. (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby request the immediate withdrawal of its registration statement on Form S-3 that was initially filed on February 26, 2010 (Accession Number  0001193125-10-042761, File Number 333-165095) (the “Filing”). No securities have been sold with respect to the Filing.  The reason for this withdrawal is to file the Form S-3 as a Form S-3ASR filing.

The Company respectfully requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the Filing be credited to the Company’s account and used to offset the filing fee for the Form S-3ASR filing.

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jean M. McLoughlin
Jean M. McLoughlin